787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 16, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Asset Management Income Fund, Inc.

(Securities Act File No. 333-259294, Investment Company Act File No. 811-05012)

Response to Staff Comments on Registration Statement on Form N-2

Ladies and Gentleman:

On behalf of Credit Suisse Asset Management Income Fund, Inc. (the “Fund”) this letter responds to telephonic comments provided by Kenneth Ellington and Kimberly Browning of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 15, 2021 and September 30, 2021, respectively, regarding the registration statement on Form N-2 (the “Registration Statement”) filed by the Fund on September 3, 2021.

For the convenience of the Staff, the comments are reproduced below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under each comment. The Fund anticipates filing any changes described herein in a pre-effective amendment (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

Disclosure Comments

Comment 1: Note that the company and its management are responsible for the accuracy and the adequacy of the disclosure in the filing, notwithstanding review, comment, or action by the Staff.

Response 1: The Fund notes the Staff’s comment.

Comment 2: Please supplementally confirm to the Staff whether FINRA has approved the underwriting terms of the offering.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Response 2: The Fund submitted the Registration Statement to FINRA and, on November 2, 2021, FINRA issued a no-objections letter in response thereto.

Comment 3: Please supplementally advise the Staff on whether the Fund has submitted or plans to submit an exemptive or no-action request in connection with the offering.

Response 3: The Fund has not submitted and does not plan to submit an exemptive or no-action request in connection with the offering.

Comment 4: Please supplementally inform the Staff under which condition under General Instruction 1.B of Form S-3 the Fund has satisfied and specify the market value of voting and non-voting common equity held by non-affiliates, and the source and date of such information.

Response 4: The Fund submits that it has satisfied condition 1 under General Instruction 1.B of Form S-3 because, as of September 30, 2021, the market value of the Fund’s common shares, which are all voting common equity, on the NYSE American held by non-affiliates was $181,494,165.18, according to the NYSE American.

Comment 5: On page (i) of the Preliminary Base Prospectus in the second paragraph under “Shares of Common Stock,” please confirm that concurrently with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment relating to such future offering of shares. Please refer to Staff Legal Bulletin No. 19 for additional guidance.

Response 5: The Fund confirms that a legality opinion with respect to the securities registered in the Registration Statement pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “Securities Act”), will be filed with the Amendment and an updated legality opinion with respect to the securities offered in each takedown from the Registration Statement will be filed with the post-effective amendment relating to such takedown.

Comment 6: On the same page, in the paragraph beginning “This Prospectus, together with any Prospectus Supplement, . . .” there is an incorporation by reference statement to the Statement of Additional Information (“SAI”). Please add a hyperlink to the SAI. Please note that Rule 411 under the Securities Act and Rule 0-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), require the hyperlinking of these exhibits.

Response 6: The Fund will hyperlink to the SAI, where incorporated by reference in the Prospectus, in the Amendment.

Comment 7: Please revise the Prospectus Summary to clarify whether investment strategies and risks described therein are “principal” (e.g., with headings) and relocate non-principal strategies and risks outside of the Prospectus Summary. Please identify that these risks are non-principal.

Please refer to the instruction to Item 3.2 of Form N-2. See also 8.2(b)(1) and Item 8.3(a) and Item 8.4 and Instruction 1 thereto.

Response 7: The Fund will identify the risk factors in the Prospectus Summary as “principal” in the Amendment.

Comment 8: Please revise the Prospectus Summary to clarify whether the incorporated risks and strategies relate to the principal strategies and risks or otherwise satisfy the Form N-2 requirement.

Response 8: The Fund will identify the strategies and risk factors in the Prospectus Summary as “principal” in the Amendment.

Comment 9: On page 1 of the Prospectus Summary, under “Investment Objective and Policies,” please provide the date of filing and period covered for the annual reports incorporated by reference. Make this change globally for similar hyperlinks (e.g., the proxy statement) as well.

Response 9: The requested change will be made in the Amendment.

Comment 10: On page 1 of the Prospectus Summary, under “Use of Leverage,” in the first sentence, please delete “or through other transactions” and specify each intended method of leverage that may be used in plain English. If there are other transactions, please list those out. This comment applies to all similar uses of “other transactions.”

Response 10: The referenced disclosure will be deleted in the Amendment, as the Fund does not engage in transactions other than those already listed.

Comment 11: On page 1 of the Prospectus Summary, under “Use of Leverage” please clarify why “the total leverage of the Fund is currently expected to range between 20% and 30% of the Fund’s total assets,” and revise accordingly since the Fund is engaged in leverage activities.

Response 11: The Fund is party to the Credit Agreement, which is described in the Registration Statement and filed as Exhibit (k)(8) to the Registration Statement. Pursuant to the Credit Agreement, the Fund may increase or decrease its borrowings over time. The range disclosed by the Fund is the percentage of the Fund’s total assets that it currently expects to borrow through the Credit Agreement. The aforementioned disclosure will be clarified in the Amendment.

Comment 12: Page 2 of the Prospectus Summary, under “Use of Leverage,” states that “[t]he Fund does not currently intend to issue or register preferred shares or commercial paper.” Please either confirm that Fund has no intent to issue preferred shares or commercial paper for 12 months after the effective date of the Registration Statement, or disclose that in the registration. If the Fund intends to issue such securities, please revise the fee table and disclose accordingly.

Response 12: The Fund confirms that it has no intent to issue preferred shares or commercial paper for 12 months after the effective date of the Registration Statement.

Comment 13: Page 16 of the Prospectus, under “Use of Leverage—Credit Agreement,” discusses the Fund’s borrowings under the Credit Agreement, stating it equaled “approximately 24%.” Please express the Fund’s borrowings under the Credit Agreement as a dollar amount. See e.g., Credit Suisse High Yield Bond Fund. Please add this information to the Prospectus Summary section of “Use of Leverage” on page 1.

Response 13: The requested change will be made in the Amendment. The Fund notes that this information is also provided in the description of the Credit Agreement in the Fund’s semi-annual report for the fiscal period ended June 30, 2021, which is incorporated by reference in this section of the Prospectus.

Comment 14: On page 2 of the Prospectus Summary, under “Risks,” please specify that the incorporated risks are “principal” risks and not general risks.

Response 14: The Fund will add a reference to “principal” risks in the above-referenced disclosure in the Amendment. The Fund notes that Item 8.3.a of Form N-2 requires disclosure of the principal risks of an investment in the Fund as well as “those factors generally associated with investment in a company with investment objectives, investment policies, capital structure, or trading markets similar to the [fund’s].” As a result, the Fund believes the reference to “general” risks is also appropriate and plans to retain the reference to “general” on page 2 of the Prospectus Summary.

Comment 15: On page 2 of the Prospectus Summary, under “Information Regarding the Investment Adviser,” the advisory fee calculation does not align with the formulation in the Amended and Restated Investment Advisory Agreement that was filed as Exhibit (g)(2) to the Registration Statement. Please revise in plain English and consider providing an example of the advisory fee calculation in the Prospectus. Please also clarify what is meant by “averaging” described in the Prospectus.

Response 15: The Fund will revise the disclosure regarding the advisory fee calculation as follows:

Credit Suisse receives from the Fund, as compensation for its advisory services, ~~an annual~~ a fee, computed weekly and payable quarterly ~~as follows~~ at an annual rate of 0.50% of an average weekly base amount which, with respect to each quarter, is the average of the lower of (i) the ~~weekly~~ stock price (market value) of the Fund’s outstanding shares ~~or~~ and (ii) ~~its average weekly~~ the Fund’s net assets, in each case determined as of the last trading day for each week during the relevant quarter.

Comment 16: On page 15 of the Prospectus, under “Use of Leverage,” is the statement “During periods in which the Fund is using leverage, the fees paid to the Advisor will be higher than if the Fund did not use leverage, because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the proceeds from leverage” consistent with the description of the fee payable in the Prospectus? What constitutes managed assets under the advisory fee agreement?

Response 16: The above-referenced disclosure will be removed in the Amendment.

Comment 17: The disclosure on page 2 of the Prospectus Summary under “Information Regarding the Investment Adviser — Potential Conflicts of Interest” states that “Because the Investment Adviser receives a fee based on assets, it will benefit from the increase in assets that will result from offerings of Shares.” What does it mean to receive a fee based on “assets”?

Response 17: The Fund will revise this sentence in the Amendment as follows:

~~Because the Investment Advisor receives a fee~~ If the Investment Adviser’s advisory fee, as described above, is calculated based on the net assets of the Fund, the Investment Adviser will ~~it will~~ benefit from the increase in Fund assets that will result from offerings of Shares.

Comment 18: Please confirm that Footnote 2 to the fee table on page 4 of the Prospectus accurately discloses applicable fees under the Fund’s Dividend Reinvestment and Cash Purchase Plan described in the Fund’s Annual Report. In addition, please add the $5 per sale or per voluntary cash payment transaction fee to the fee table line item for “Dividend Reinvestment Plan Fees.” See e.g., Credit Suisse High Yield Bond Fund.

Response 18: The requested changes will be made in the Amendment.

Comment 19: Please supplementally confirm whether the expenses of short sales have been included in the calculation of “Other Expenses.” If not, please include such expenses in the calculation.

Response 19: The Fund confirms that it has not engaged in short sales, and such expenses have not been included in the calculation of “Other Expenses.”

Comment 20: On page 4 of the Prospectus under footnote 3, please briefly add disclosure regarding the advisory fee payable to the Investment Adviser.

Response 20: The requested change will be made in the Amendment.

Comment 21: On page 4 of the Prospectus under footnote 4, please expand the footnote to state that common shareholders will bear these costs.

Response 21: The requested change will be made in the Amendment.

Comment 22: Please explain why “Other Expenses” have been estimated on page 4 of the Prospectus in footnote 5.

Response 22: The expenses shown under Annual Fund Operating Expenses reflect the Fund’s expenses for the fiscal year ended December 31, 2020. Accordingly, the aforementioned footnote has been deleted.

Comment 23: On page 8 of the Prospectus, under “Investment Objectives and Policies,” please distinguish principal from non-principal strategies. Please clarify that principal information is being incorporated by reference.

Response 23: The requested change will be made in the Amendment.

Comment 24: On page 9 of the Prospectus, under “Investment Objectives and Policies – Restricted and Illiquid Securities,” the section reads as follows: “The Fund may invest without limit in securities that are not readily marketable. These include securities which are not registered under the Securities Act of 1933, as amended (the “Securities Act”), and not publicly traded.” (emphasis added). Please clarify whether the Fund is actually engaging in a strategy of investing in illiquid securities, and please make sure that this is disclosed accurately in the present tense.

Response 24: The Fund will revise the first sentence of the aforementioned disclosure in the Amendment as follows: “The Fund currently invests ~~may invest without limit~~ in securities that are not readily marketable.”

Comment 25: On page 11 of the Prospectus, under “Investment Objectives and Policies – Portfolio Investments – Senior Loans,” please clarify whether senior loans include bank loans. Additionally, the principal risks do not indicate that bank loans may not be securities and do not have the protections of the federal securities laws. Please disclose to the Staff whether the Fund has considered adding this disclosure, and if not, explain why it does not think it is necessary.

Response 25: The Fund will clarify in the Amendment that senior loans include bank loans. In the Amendment, the Fund will also add the requested disclosure indicating that bank loans may not be securities and, in such circumstances, do not have the protections of the federal securities laws.

Comment 26: On the same page, please describe the applicable collateral and disclose whether Senior Loans will be fully or partially collateralized. If so, include relevant risk disclosure.

Response 26: The Fund will include a description of the applicable collateral in the Amendment. The Fund respectfully submits that the principal risk disclosure incorporated by reference to the Annual Report discloses the risks associated with collateral underlying Senior Loans. The risk disclosure states, in relevant part:

“Like other debt instruments, Senior Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value per share of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. This is particularly the case where a senior loan is not backed by collateral or sufficient collateral at the time such senior loan is issued” (emphasis added).

Comment 27: On page 12 of the Prospectus under “Investment Objectives and Policies – Portfolio Investments – Equity Securities,” if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), consider adding disclosure in the appropriate location. Please supplementally confirm whether the Fund currently invests in CoCos and the amount the Fund intends to invest in CoCos.

Response 27: The Fund confirms that it currently does not invest in CoCos and therefore no changes are required.

Comment 28: On page 15 of the Prospectus, under “Investment Restrictions,” please note that the following sentence does not apply to the Fund’s fundamental investment restrictions regarding borrowings: “The percentage restrictions set forth below, as well as those contained elsewhere in this Prospectus, apply at the time a transaction is effected, and a subsequent change in a percentage resulting from market fluctuations or any other cause other than an action by the Fund will not require the Fund to dispose of portfolio securities or take other action to satisfy the percentage restriction.”

Response 28: The requested change will be made in the Amendment.

Comment 29: On page 15 of the Prospectus, under “Investment Restrictions” the seventh restriction regarding concentration is required by Form N-2 to apply to a “group of industries.” If the Fund cannot revise the investment restriction because of the need to obtain shareholder approval, the Staff would not object to a footnote adding that clarification. Please confirm supplementally that the Fund’s industry classifications will be reasonable and not overly broad. See Guide 19 to Form N-1A.

Response 29: The Amendment will include a notation to the Fund’s fundamental restriction regarding concentration reflecting that such restriction applies to investments in a particular industry and or a group of industries. The Fund confirms that its determination of industry classifications will be reasonable and not overly broad, in line with the guidance issued in Guide 19 to Form N-1A.

Comment 30: Please clarify the meaning of “extraordinary or emergency purposes” on page 19 of the Prospectus under “Temporary Borrowings.”

Response 30: The Fund submits that the aforementioned disclosure describes “extraordinary or emergency purposes” as including the payment of dividends and the settlement of securities transactions that otherwise might require untimely dispositions of Fund securities. Accordingly, the Fund believes that the current disclosure is adequate and respectfully declines to make any clarifying changes.

Comment 31: On page 19 of the Prospectus, under “Risks and Special Considerations,” please revise to distinguish between principal and non-principal risks.

Response 31: The requested change will be made in the Amendment.

Comment 32: On page 21 of the Prospectus, under “Risks and Special Considerations – Securities Lending Risk,” please expand this paragraph to disclose associated costs. This does not appear in the fee table or in an expense example. Please state that the Fund bears the entire risk of loss for any collateral in connection with securities lending. Please also disclose how income is divided, and state that the board has a fiduciary obligation to recall securities to vote proxies if it has knowledge that a material event will occur.

Response 32: The Fund will revise “Securities Lending Risk” in the Amendment as follows:

The Fund may lend its portfolio securities to banks, brokers, dealers and other financial institutions who need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities or completing arbitrage operations. The Fund’s securities lending arrangement provides that the Fund and its securities lending agent will share the net income earned from its securities lending activities. In connection with its loans of portfolio securities, the Fund may be exposed to the risk of delay in recovery of the loaned securities or possible loss of rights in the collateral should the borrower become insolvent. ~~The Fund also bears the risk of loss on the investment of cash collateral.~~ There is also the risk that, in the event of default by the borrower, the collateral might not be sufficient to cover any losses incurred by the Fund. The Fund bears the entire risk of loss for any collateral in connection with securities lending. The Fund also bears the risk of loss on the investment of cash collateral. There can be no assurance that the return to the Fund from a particular loan, or from its loans overall, will exceed the related costs and any related losses.

The Fund respectfully submits that the gross income, the fees and/or compensation (including fees paid to the securities lending agent from a revenue split and rebates paid to borrowers) and net income related to the Fund’s securities lending activities during any given fiscal year are not required to be disclosed by Form N-2, and that such information is disclosed in the Fund’s annual report to shareholders. Such information is also disclosed in response to Item 12 of Form N-CSR.

In addition, the Fund respectfully submits that the disclosure regarding securities lending under “Investment Objective and Policies” includes the following sentence: “In addition, voting rights may pass with the loaned securities but if a material event were to occur affecting an investment on a loan, the loan must be called and the securities voted by the Fund.” Accordingly, the Fund does not believe that disclosure regarding recalling securities on loan in order to vote proxies is required to be added to “Securities Lending Risk.”

Comment 33: Under the headings entitled “Incorporation by Reference” in the Prospectus and SAI, please revise each section to include all applicable documents that are incorporated by reference in the filing (i.e., the proxy statement is not listed under “Incorporation by Reference” in the SAI).

Response 33: The Fund’s proxy statement will be added under “Incorporation by Reference” in the SAI in the Amendment; all other documents incorporated by reference are listed under “Incorporation by Reference” in the Prospectus and SAI, as applicable.

Comment 34: On page 34 of the Prospectus, under “Incorporation by Reference,” please add disclosure that the SAI will be provided for free. Please see General Instruction F.

Response 34: The Fund notes that the first sentence of the paragraph providing instructions to request documents incorporated by reference in the Prospectus or the accompanying prospectus supplement, as required by General Instruction F, begins with “The Fund will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request . . . .” (emphasis added). While the Fund does not believe any change is necessary to address the Staff’s comment, the Fund will revise the aforementioned disclosure as follows in order to make clearer that the incorporated documents will be provided “free of charge” upon request: “The Fund will provide, free of charge, ~~without charge~~ to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request . . . .”

Comment 35: Please supplementally confirm that the Fund is aware of its obligations under General Instruction F.4 of Form N-2 and that if the Fund sends any of the information that is incorporated by reference into the Prospectus or the SAI to shareholders, it must send any exhibits that are specifically incorporated by reference into that information.

Response 35: The Fund confirms the Staff’s comment.

Comment 36: On page 1 of the Prospectus Supplement Summary under the heading “Information Regarding the Investment Adviser,” the disclosure states “Credit Suisse may waive voluntarily a portion of its fees from time to time and temporarily limit the expenses to be borne by the Fund.” Please clarify whether the Investment Adviser is recouping fees that are subject to a voluntary waiver. If so, please add disclosure about recoupment privilege of the Investment Adviser.

Response 36: The Investment Adviser is not currently voluntarily waiving any of its fees, which will be clarified in the Amendment. Any future voluntary waiver would not include a recoupment privilege and would be disclosed via supplement to the Fund’s Prospectus, Prospectus Supplement and/or SAI, as appropriate.

Comment 37: On page 14 of the SAI, under “Management of the Fund,” please include the date and file number for the proxy statement referenced in that section.

Response 37: The requested change will be made in the Amendment.

Accounting Comments

Comment 38: The Fund has significant loan investments, which we define as greater than 25%. Please confirm whether or not any of the loans are covenant lite loans (“CL Loans”), the extent of CL Loans, and if the risks are adequately disclosed in the Prospectus. If the Fund holds a significant amount of CL Loans, please revise principal risks disclosure to include the heightened risks associated with CL Loans.

Response 38: The Fund confirms that its loan investments include CL Loans. The Amendment will be revised to include appropriate principal risk disclosure regarding CL Loans.

Comment 39: In the next amendment, please ensure that consents are included for both the current and former auditors. See the December 30, 1998 Dear CFO Letter, as modified October 23, 2020.

Response 39: The Fund confirms that consents from both the current and former auditors will be filed with the Amendment.

* * * * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8955.

Very truly yours,

/s/ Bissie K. Bonner

Bissie K. Bonner

Cc:	Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC
Karen Regan, Credit Suisse Asset Management, LLC
Justin L. Browder, Esq., Willkie Farr & Gallagher LLP
Hannah Fiest, Esq., Willkie Farr & Gallagher LLP